UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission File Number: 000-56743

Intermap Technologies Corporation

(Translation of registrant’s name into English)

385 Inverness Parkway, Suite 105

Englewood, Colorado 80112

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐ Form 40-F ☒

DOCUMENTS FILED AS PART OF THIS FORM 6-K

Exhibit	Description

99.1	Material Change Report, dated August 7, 2026
99.2*	Arrangement Agreement, dated July 28 2026 (redacted)
99.3*	Voting Support Agreement, dated July 28, 2026 (redacted)
99.4	Form of Lock-Up Agreement

Exhibit 99.1 of this Report on Form 6-K is incorporated by reference into the registration statement on Form F-10 (File No. 333-290278) of the registrant.

* Certain identified information has been excluded from Exhibits 99.2 and 99.3 because it both (i) is not material and (ii) is customarily and actually treated as privileged or confidential information; such information is indicated by [redacted].

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERMAP TECHNOLOGIES CORP.

Date: August 11, 2026
	By:	/s/ Patrick A. Blott
	Name:	Patrick A. Blott
	Title:	Chief Executive Officer